
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
$300
Invest

INVEST IN **ZEEHAUS**

Patented platform to invest in owner-occupied homes & help achieve homeownership!

LEAD INVESTOR



Eve Wells

Zeehaus is tackling one of the biggest issues facing our communities: housing affordability. I invested in the company because I believe in their mission to make homeownership affordable and as well as in creating a transparent, fair, and digital way to invest and co-own an owner-occupied home that is not possible today. Existing crowdfunding offerings and real estate investment opportunities offer similar business models to seek money to buy properties (which lacks transparency), turn them into rental homes, and distribute dividends, but that always requires significant overhead in management and servicing of rental or Airbnb properties. I believe Zeehaus co-ownership model and technology will lead to a new movement to disrupt how real estate ownership and investment should be done, as right now it is no longer possible for many younger buyers and people serving our communities to purchase a home. An innovative solution in creating a new ecosystem for buying 5% of a home is the solution since buyers need to give appreciation to investors in exchange for lowering housing payment. For real estate investors, this model enables investment in residential homes transparently without having to worry about where your money is.

Invested $12,000 this round

Highlights

1. Enable fractional ownership through patented technology & lower housing costs with no mortgage
2. Zeehaus turns most properties into affordable homes by sharing equity between buyers and investors
3. ~$1M revenue in the pipeline with the 50-unit condo community to be constructed in San Francisco
4. $1.6M raised from ~2000 investors & $15M in committed funds for condo projects in San Francisco
5. Combining investment & owner-occupied home lets us earn recurring service fees without managing them
6. Click & Invest with transparency (which most investments are lacking) & help buyer at the same time
7. A sustainable way to affordable homes for teachers, first responders, and first-time homebuyers
8. Integrate with our decentralized blockchain; Zeehaus investors get no-fee real estate investing

Our Team



Justin Lee Founder, CEO

Consulting & real estate backgrounds along with system integration & web technology. Licensed agent with extensive real estate & finance experience. Previously worked at Deloitte & Accenture. Graduate of Cornell University with bachelor degree in EE

We wanted to make homeownership more affordable again. The founder could not purchase his own home due to skyrocketing home prices. Now, high mortgage rate is making buying and investing in real estate even more difficult.



Jeff Lim Head of Strategy

Responsible for planning, strategy, and fundraising. Jeff has extensive experiences working with a globally networked team of M&A and capital raising specialist that enable rapid growth or unlocking latent value



Karl Schutte Head of Finance

Responsible in co-ownership financial analysis and forecasting, Karl is based in Australia and specializes in financial planning, forecasting, capital raising both equity and debt, M&A services

---

Invest in owner-occupied homes with transparency and help a homebuyer!

Hello from **Zeehaus**!


zeehaus

We cut **residential properties** into bite-sized chunks everyone can afford!


123 Zeehaus Way
San Francisco, CA, 94158
Desirable 3bd/2.5ba + bonus room, single family home nestled in the private Terrabay community features updated modern feel & unique layout. Open concept living w/ incredible views & tons of natural light in the living/dining space. Living space flows into modern kitchen highlighted by large stainless steel farm sink. Home includes 3 large bedrooms + bonus room, perfect for a work-
Price
$300
Invest
More Options

zeehaus

Why Zeehaus?

We aim to solve one of the biggest problems facing our community: housing affordability.

Zeehaus is an innovative real estate platform with a focus on affordable homeownership, helping buyers achieve homeownership by purchasing 5% equity & lowering the monthly payments in exchange of sharing 95% of home equity with investors.

Are you ready to revolutionize the world of real estate investment? Look no further than Zeehaus – the groundbreaking platform that empowers us to turn a property into an affordable homeownership. With our proprietary technology, we're reshaping the market and inviting you to join us.

Zeehaus is the first and only platform that helps turn properties into more affordable homes and enables investment in owner-occupied homes ("equity sharing property") simultaneously, using our simple, secure, and patented platform.

- Each equity sharing property has a keyholder (homebuyer)
- Investors in equity sharing properties do not need to worry about tenants not properly maintaining rental or vacation properties or investing in real estate funds that lack transparency.

Buying a Home with a Mortgage Loan is No Longer Feasible: With sky-high interest rates and high property prices, buying a home for middle-class and low-income earners is nearly impossible. Drastic action is needed!

We are loved by local communities, governments, nonprofits, and social impact investors, as we are creating an innovative and digital solution to the housing crisis as there is no good solution currently. Existing fractional ownership platforms or real estate funds are focused on providing a digital investment experience and lowering the entry barrier for investors. While some of them are great and appealing, they don't help buyers. In fact, they are making things worse.



Equity sharing enables more affordable home-buying through proprietary technology & lower housing costs without a mortgage, while giving opportunities to investors
zeehaus
zeehaus
Components
Buyers
Investors
Agents
Sellers
Properties
More
The digital platform to buy, sell, and invest in real estate.
Reducing the cost of homeownership for buyers and investors through fractional ownership cutting real estate into bite-sized chunks everyone can afford.
See what we do
Minimum equity purchase of 5% for homebuyers
Minimum investment of $300 for investors
Eliminating mortgage loans and risks of interest rate changes
Connecting buyers and sellers with agents to simplify real estate transaction
Our Mission
We believe real estate investing and homeownership should be for everyone!
Zeehaus lowers both the cost and risk of homeownership and investment to allow more people to benefit and enter the marketplace.
Macbook Pro

The Status Quo is Broken – Let's Fix It Together

The current real estate market is riddled with challenges. Sky-high mortgage payments and the exorbitant 20% down payment requirement prevent many aspiring homeowners from achieving their dreams. Existing solutions like down-payment assistance and lease-to-own programs have fallen short of expectations, leaving a void in the market.

Zeehaus steps in as the catalyst for change.

We're here to bridge the gap between eager homebuyers and forward-thinking investors. By purchasing 5% equity in these properties, buyers not only unlock affordable homeownership but also benefit from reduced monthly payments. It's a win-win proposition that redefines the investment landscape.


With housing affordability near an all-time low, high mortgage rates, and economic uncertainty ahead, only the wealthy can afford to purchase a home.
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
Price
$300
Invest

Existing Affordable Housing Solutions are Not Enough

The government is investing significant resources and money into different models: down-payment assistance, lease-to-own, and below-market-housing, with limited success.

Housing Problems our Communities are Facing

Unsustainable support model

- **Down-payment assistance**: Funds are tied up for up to 30 years with no cash flow
- **Lease-to-own**: Buyers almost never end up owning property or accumulating equity
- **Below-market housing**: costly and unsustainable

Long-term residents leaving

- Cash buyers & real estate funds are gobbling up homes, reducing supplies
- Employers are unable to hire or retain skilled workers
- Buyer can't qualify or afford payments due to sky-high mortgage rates

Negative impacts on community

- Lack of teachers impacting children and education
- Difficult to recruit

- Difficult to recruit or retain essential workers for the city
- Long term impact on young buyers growing up with high inflation & price



Housing Affordability Index (Fixed)
150
140
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80
2021-12-01
2022-01-01
2022-02-01
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2022-04-01
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2022-11-01

Current Way of Investing Lacks Transparency

Too risky to put money into one property

Difficult to invest in properties directly and earn a steady rental income

Currently, there is no way to invest in owner-occupied homes directly, as there is no platform or technology to do so

No way to know where the money is invested

The only way to diversify is to invest indirectly via real estate funds, but most funds and alternative investing lack transparency

Even money in a bank is no longer a safe or transparent process

Significant capital required to invest in real estate

Only institutional and wealthy investors can

afford

Hard to diversify

Complex process to buy rental property

Significant fees & costs

It is Time for Drastic Change and Bold Innovation

Owning a home should not be limited to 100% as future generations and people serving the communities will likely not be able to catch up to property price increase and housing costs. Our immediately goal is to let leaders of the communities and businesses understand that buying and investing in a portion of a home is the best & likely only way to make homes affordable, as property value will continue to appreciate and the population will continue to grow in the next 10-20 years while incomes from middle-class and low-income earners will not catch up.

New Ecosystem for Real Estate

Wealth Building

Big corporations goggling up the already limited inventory, it is time to give people a way to buy homes

Sustainable

Equity sharing is sustainable and scalable as funds can be reused when owners refinance

Workforce Housing

Businesses, schools, and governments can invest in valuable assets and help its people live and work in communities

Gen Z & Millennials

Like Airbnb and Amazon marketplace, the mission is to create a new ecosystem for affordable ownership for buyers

Flexible Ownership

Homeownership can start at 5% and build up equity; fractional selling to another buyer is less costly

New Way to Invest

A new and transparent way to invest in owner-occupied homes and a new ecosystem similar to mortgage market

Unlocking the Potential of Equity Sharing

While sharing equity among friends and family is nothing new, Zeehaus takes it to a whole new level. We have revolutionized the co-ownership process, creating a streamlined and secure digital platform that connects homebuyers with multiple investors. It's a breakthrough approach that paves the way for scalable, fair, and hassle-free ownership.

The Solution: Combine Investment Property with Owner-Occupied Homes into One!

Creating a scalable, secure, simple, and fair ownership process requires an end-to-end integrated solution and digital platform.



zeehaus
How It Works
1
Buyer Applies
Buyer completes application & posts a property
2
Zeehaus Checks
Ensure everything is in order & form trust at $1 a share
3
Investors Review
Investors screen profiles & commit at $1 per share
4
Property Closes
Appraisal ordered; buyer works with agent to close
5
Investors Trade
Investors sit back, relax, and sell shares on the exchange

Our Secret Sauce: Property Managed by Buyers

Uniquely differentiated from other real estate platforms, Zeehaus earns recurring service fees without having to manage the property physically as each equity sharing property is an investment and owner-occupied home (homeowner is responsible for property upkeep) at the same time, thus enabling Zeehaus to scale an efficient business model with our patented technology!

The platform takes care of complexities such as legal documents, funding, ownership management, and property sale.


A Win-Win-Win Model
Homeownership for Buyers
Generate wealth starting with 5% not possible with current affordable options
Investors Share Profits
Invest in actual equity, receive cash flow with appreciation potential
Highly Scalable
Without having to 'manage' properties, Zeehaus can expand and scale
Lower Housing Costs
Buyers pays much lower monthly payments not impacted by rising rates
Social Impact
Investors help buyers who will take better care of a home as owners, not renters
Long Term ARR
Each property Zeehaus helps buy will likely generate long term recurring revenue

Forward-looking projections cannot be guaranteed.

Benefits of Investing Directly in Owner-Occupied Homes

Fully Digital: Investors **Transparency**: No **Social Impact Investing**:

can invest and sell residential properties digitally and securely with clicks of a mouse

obscure investment strategy or risky decision by fund managers or property managers

Investing in owner-occupied homes means helping a homebuyer at the same time

Safe & Secure: Funds for real estate investors are safe and get transferred directly to escrow and invested in a stable asset

Potential Tax Benefits: Investment in real estate can claim deprecation & capital gain taxes (please consult a tax advisor)

Vested Interest: Owners have more vested interests than a renter or vacationer and is likely to take good care of a home

zeehaus

Competition

Other fractional ownership platforms, real estate companies, or funds focus on buying rental or vacation properties, leasing them out, and collecting rents & management fees while taking on responsibilities of significant labor, overheads, uncertainty, and costs in property management and maintenance.

Most of them require a high barrier to entry and high costs of selling properties.

More importantly, none of them helps buyers or makes homeownership affordable.

In fact, they make it less affordable.

No other entity has dedicated the necessary time, determination, and resources to develop a solution that simultaneously benefits both homebuyers and investors like Zeehaus.


Comparative Review
LOW
HIGH
Benefits, Ownership, Transparency
roofstock
FUNDRISE
AMERICAN Homes 4 Rent
zeehaus

Direct Real Estate Investment	Crowdfunding real estate Platform	A public traded company, REIT Stocks	True Real Estate Ownership
Valued at $1.9B, raised $190M, facilitated $5B in properties	**Valued at $800M, manages $2.5B in properties**	**Valued at $14.3B, manages ~54K properties worth $9.6B**	**Valued at $11.2M**
Requires larger investment amount	Costly REIT management fee	REIT stock investing, not direct real estate ownership	Transparency with a simple & digital process
Needs to complete traditional purchase in a non-digital and complex process	No ownership or tax benefits to real estate ownership	High operation costs & management fees	Investing in specific properties, diversify, and earn stable cash flow
			Potential tax benefits to real estate ownership

David vs. Goliath: Together, We Can Prevail

The housing market is under siege by large equity funds gobbling up residential properties.

These behemoths, like Blackstone and other real estate investment giants, are driving up prices, taking away limited housing inventory, and diminishing opportunities for aspiring homeowners.

Zeehaus stands as a powerful shield, protecting the dreams of countless Americans by reshaping the landscape of affordable homeownership.


We believe that Zeehaus is the only fractional ownership platform with the technology to work with owner-occupied residential properties without having to manage labor-intensive property maintenance and costly upkeeps.
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
Features
Macbook Pro
zeehaus

The Millennial Market

With millennials leading the charge as the largest group of homebuyers today, the demand for affordable housing has never been greater. Gen Z is following close behind, eager to make their mark in the real estate market.

Zeehaus is perfectly positioned to meet these needs and seize the enormous opportunities that lie ahead.

We're focused on the colossal US residential properties market, valued at a staggering $8.6 trillion. By 2027, this figure is projected to soar to $12.2 trillion!

With our innovative platform and forward-thinking approach, you can be at the forefront of this incredible growth.


Market Opportunities for Homebuyers
HOMES
142M
Total occupied homes in US 2021
44M
Number of US properties occupied by renters
CALIFORNIA
5.9M
Total rental households in CA
1M
Renters likely can benefit as equity sharing homebuyers
TEXAS
3.8M
Total rental households in TX
1.1M
Renters likely can benefit as equity sharing homebuyers
zeehaus

<u>Approved Patent</u>: Patent for equity sharing technology and buy-own-sell process was granted in 2022 by the US Patent Office. Patented technology also includes

our “Click & Invest” model for investors to purchase “shares” of residential properties.


Google Patents

Method and system for equity sharing of a real estate property

Abstract

A method for equity sharing of a property, equity sharing of a property, the method including: receiving details of a property inputted by a user; short listing the property for funding once score of the property is greater than a threshold; dividing the property into a plurality of equity shares, wherein each equity share indicates a fraction of ownership of the property; determining equity rate, wherein the equity rate is rate for each equity share; receiving an input from an investor searching for the property; providing option to the investor to purchase one or more equity shares; receiving indication of number of equity shares to be purchased by the investor; determining amount to be paid by the investor based on number of equity shares and the equity rate; transferring the amount to a trust; and storing ownership data including fractional ownership of the investor based on number of equity shares purchased by the investor.

Images (35)

Classifications

G06Q40/04 Exchange, e.g. stocks, commodities, derivatives or currency exchange

View 3 more classifications

US11244413B2
United States

Download PDF Find Prior Art Similar

Inventor: Justin Lee, Abhijeet Misra, Prateek Gupta

Current Assignee : Zeehaus Inc

Worldwide applications

2018 US 2019 WO

Application US15/920,241 events

2018-03-13 • Application filed by Zeehaus Inc

2018-03-13 • Priority to US15/920,241

2018-03-13 • Assigned to Zeehaus Inc.

2019-09-19 • Publication of US20190287195A1

2022-02-08 • Application granted

2022-02-08 • Publication of US11244413B2

Status • Active

2038-04-21 • Adjusted expiration

*Image is from actual Zeehaus patent page from Google Patent site: https://patents.google.com/patent/US11244413B2/

Our Business Model

Zeehaus is poised to realize a variety of revenue streams leveraging our proprietary equity sharing platform throughout the entire lifecycle (10 years is the typical ownership term) of the property purchase, ownership management, trading of property shares, and sale of properties.

Our Revenue Model

Revenue Type **Who Pays** **How to Collect**

Application fee	**Buyer**	Each equity sharing property will generate a one-time processing fee between $1,500 to $2,500
Recurring service fee	**Buyer**	Our main revenue source will be a recurring revenue, based on a percentage (~15%) of the monthly payment a homebuyer pays to investors, for up to the entire 10-year ownership
Investor processing fee	**Investor**	We charge a fee when investors buy or sell shares, starting at $8, each time property shares are invested or sold
Agent referral fee	**Agent**	We plan to charge a 'finder's fee' when introducing buyers & sellers to real estate agents using our Agent platform

zeehaus

Profitability Analysis
Based on a $1M Property



$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$2,659
$6,109
$9,559
$13,009
$16,459
$19,909
$23,359
$26,809
$30,259
$33,449
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
YEAR 8
YEAR 9
YEAR 10
Application Fee
Monthly Service Fee
Sale Fee
Cumulative Net Profit

$33,449

Estimated 10-Year total profits (one property) under Zeehaus Equity Sharing Ownership

Forward-looking projections cannot be guaranteed.

Why Invest in Zeehaus Now?

Scalable: Our key differentiator is owner-occupied property managed by buyers, so we are in position to scale quickly and expand

Sustainable Solution: We provide a solution to the housing crisis, which is one of the most important issues facing our community

High-Margin: We believe we will be able to generate long-term recurring revenue (ARR) for properties with ~90% gross margin

Valuation Increase: We think valuation will increase significantly once we complete pilot program and form partnership with governments

Social Impact: Drive a change as drastic action is needed to make buying a home possible again as incomes cannot keep up with rising costs & property prices

Government Support: We're actively working with several cities, and we believe we'll receive strong support with our sustainable solution to reinvent homeownership

zeehaus

We provide a true sustainable solution to housing crisis!

We empower affordable homeownership and offer reduced monthly housing payments, surpassing the limitations of traditional mortgages.

In our first focused state, California, **one million more homebuyers** (middle-income households with earning between $100K to $150K) can possibly afford to buy a home using our affordable homeownership model!

Comparison between mortgage loan & equity sharing payments

Estimated Monthly Payment Saving (based on 6% mortgage): 44%

Assumptions:

- **$1M Property Price**
- **Buyer Equity 5%**
- **Buyer pays 2% yearly & buys 1% yearly**



$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
Mortgage Principal $946
Mortgage Interest: $4,750
Property Tax & Insurance: $931
Additioanl Equity Purchase: $833
Investor Rent Payment: $1,960
Property Tax & Insurance: $931
Mortgage Payment
Equity Sharing Payment

Forward-looking projections cannot be guaranteed.

Our Traction & Roadmap

Our Equity Sharing platform has already made waves in the San Francisco Bay Area, and we've also successfully tested a property in the vibrant market in Santa Fe, NM.

Moving forward with building more affordable housing: We are on our way to significant growth as we are working with community leaders, homebuilders, and sustainability investors to construct our groundbreaking equity sharing communities around San Francisco and surrounding areas.

~$1M revenue in the pipeline: With the first 50-unit condo community expected to be constructed in San Francisco, this partnership is estimated to bring ~$1M revenue to Zeehaus over the entire ownership period.


7-Year Revenue Projections
Based on a $1M Property
$180M
$160M
$140M
$120M
$100M
$80M
$60M
$40M
$20M
$M
Units 80
Units 300
Units 600
Units 1,600
Units 3,000
Units 5,000
Units 8,000
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
Application Fee
Monthly Service Fee
Investor Fee
Units
$157.7M
Year-7 revenue projection, based on units of properties

> *Disclaimer: This model is future projection, not guarantee.*

Partnerships are at the core of our strategy. We're actively collaborating with local communities in the San Francisco Bay Area to raise awareness about our

innovative platform and ownership model.

By working with local governments, nonprofits, social impact ventures, and businesses, we believe that we can efficiently scale our operation and help a significant number of homebuyers and properties!



Equity Sharing Community
Pilot program
Our digital platform is live! We're working on pilot programs with local government and nonprofit
Condo construction
Work with developers & investors on various condo projects in SF and increase supply of affordable homes
Strong community
Raised ~$1.6M previously with ~2000 investors and supported by a strong community
Trading exchange
Two properties have been successfully executed and available for real estate investors to invest
Real estate funds
We have signed MOU to be part of condo projects in SF & create 600+ equity sharing ownership homes
Realtor.com partner
With our key partnership with realtor.com, Zeehaus will receive active listing data, starting in SF
zeehaus

Looking ahead, our expansion plans include communities such as Los Angeles, Dallas, Seattle, Phoenix, New York, Oregon, Nevada, and Colorado.

Stay tuned as we bring our transformative vision to these dynamic markets.



Today
2023
2024 & Beyond
Completed
Our Priority
Roll Out Program
✓ We worked with shared ownership legal expert, Andy Sirkin, to create the framework
✓ Platform is live
✓ Rolled out mobile app
❑ Establish partnership with local governments and unions
❑ Continue to work with investors to expand funding
❑ Complete Pilot
❑ Work with governments and businesses to roll out affordable homeownership
❑ Initially help teachers, first responders, then first-time buyers
Investment Commitment
123 Zeehaus Way, San Francisco, CA, 94158
Steps to Complete Investment
Offering Terms


✓ Patent approved by USPTO
Property and gather inputs
❑ Build a new shared ownership ecosystem
Investment Metrics
zeehaus

Forward-looking projections cannot be guaranteed.


Teacher, First Responder, Workforce Housing
Immediately make a tremendous difference to help recruit and retain teachers, police officers, and city workers with an affordable homeownership and much lower monthly payments
zeehaus
123 Zeehaus Way
San Francisco, CA, 94158
Features
Macbook Pro
zeehaus

Please check out our platform at [Zeehaus.com] and see how we plan to leverage our unique technology and business model to shape the future of real estate and help make homeownership affordable again!

Investor Perks

No-fee real estate investment: Zeehaus equity investors can now invest in ownership shares for properties posted on Zeehaus.com without any fee!

- Invest $500, receive no-fee property investment on Zeehaus.com for 1 year
- Invest $1,000, receive no-fee property investment for 2 years
- Invest $2,500, receive no-fee property investment for 3 years

- Invest $2,500, receive no-fee property investment for 3 years
- Invest $5,000, receive no-fee property investment for 6 years
- Invest $10,00, receive no-fee property investment for 10 years
- Invest $25,000, receive no-fee property investment for life

Don't Miss Your Chance to Shape the Future of Real Estate

Zeehaus is not just a company – **it's a movement**. We've meticulously crafted a business model that is legally sound and financially promising. With our cutting-edge technology and unwavering commitment, we're poised for explosive growth.

By becoming an investor in Zeehaus, you gain exclusive access to a variety of revenue streams throughout the entire lifecycle of property ownership.

Our proven track record, visionary leadership, and groundbreaking platform set us apart.

It's time to make a difference. Join the movement and create sustainable & affordable homeownership!

Downloads

Zeehaus 3-Pager for Community.pdf